EXHIBIT 12.1

COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

XCEL ENERGY INC.
AND SUBSIDIARIES

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES

(not covered by Report of Independent Public Accountants)

	Six months ended
	June 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except ratios)
Earnings:
Net income	$(163,549)	$179,546	$(1,661,370)	$737,687	$526,828	$570,933	$624,330
Provisions for Federal and state taxes on income	52,430	70,835	(627,985)	336,723	304,865	179,673	240,391
Fixed charges as below	310,896	474,528	1,023,565	934,072	791,187	472,364	402,608
Less: Undistributed equity in earnings of unconsolidated affiliates	(367,406)	321	16,478	124,277	87,019	67,926	56,953

Total	$567,183	$724,588	$(1,282,268)	$1,884,205	$1,535,861	$1,155,044	$1,210,376

Fixed Charges:
Interest charges, excluding AFC — debt	$291,744	$455,356	$985,221	$895,272	$752,387	$433,564	$369,297
Distributions on redeemable preferred securities of subsidiary trust	19,152	19,172	38,344	38,800	38,800	38,800	33,311

Total	$310,896	$474,528	$1,023,565	$934,072	$791,187	$472,364	$402,608

Ratio of earnings to fixed charges	1.8	1.5	— *	2.0	1.9	2.4	3.0

*	Earnings as defined for the year ended December 31, 2002 were reduced by NRG asset impairment charges of $2.5 billion. The fixed charges exceeded earnings, as defined for this ratio by $2.3 billion in 2002.